April 16, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Form 20-F for the Year Ended December 31, 2011
Filed April 30, 2012
File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated April 9, 2013, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2012 with respect to the fiscal year ended December 31, 2011.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Form 20-F for Year Ended December 31, 2011

General

1.	We note that the half-year financial statements on your website show a negative gross profit for the six months ended June 30, 2011 and June 30, 2012. We also note that you previously reported positive gross profit for the year ended December 31, 2011, and your Form 6-K filed on March 15, 2013 reflects a positive gross profit for the year ended December 31, 2012. For each of 2011 and 2012, please explain to us in detail what occurred between June 30 and December 31 that caused your gross profit to change from a negative amount to a positive amount.

Response:

In response to the Staff’s comment, we note that, notwithstanding negative gross profit in the first half of each of 2011 and 2012, we recorded positive gross profit for each of the two years, primarily due to the following occurrences in the second half of each of the two years: (i) higher average tariff rates in the second half compared to the first half for reasons related to seasonality, and (ii) increases by the Korean government of the average overall tariff rates in August and December 2011 and August 2012. In addition, for the second half of 2012, there was an additional contributing factor of lower fuel costs largely due to a decrease in international market prices of fuels, appreciation of Korean Won against the U.S. dollar and other factors described below.

Securities and Exchange Commission	2	April 16, 2013

Seasonal variations in tariff rates

In general, all else being equal, the tariff rates tend to be higher in the second half of each year compared to the first half due to the differential rates charged on account of seasonality. The purpose of seasonal tariff variations, which reflects the policy of the Korean government to cope with a rise in electricity demand in the peak seasons, is to encourage a more efficient use of electricity by customers. Therefore, compared to those in the non-peak months, the tariff rates per kilowatt are higher (i) during the peak months of summer (namely, July and August) when the use of air conditioning tends to be high and (ii) during the peak months of winter (namely, November, December, January and February) when the use of heating tends to be high. As the second half of the year has four peak months compared to two peak months during the first half, the unit tariff rate generally tends to be higher in the second half of the year, which contributes (all else being equal) to higher sales of electricity during the second half compared to the first half. For example, the usage rate for a customer with low-voltage commercial type usage was 102.9 Won per kilowatt-hour during the summer peak months of July and August and 88.8 Won per kilowatt-hour during the winter peak months from November to January, compared to 64.1 Won per kilowatt-hour during the non-peak months. It is difficult to compute the weighted average unit tariff rate for the entire peak months compared to that for the entire non-peak months due to the complex variations of the tariff rates depending on different types of customers, the voltage of electricity used, the season, the time of day, the rate option selected by the customers and other factors.

Tariff hikes in the second half of 2011 and 2012

We recorded higher sales in the second half compared to the first half for each of 2011 and 2012 due in part to a series of tariff hikes implemented by the Korean government in the second half of these years, namely 4.9%, 4.5% and 4.9% increases in our average overall tariff rates in August 2011, December 2011 and August 2012, respectively.

Due in part to the seasonal variations in tariff rates and tariff hikes as discussed above, the simple average of electricity tariff per kilowatt hour increased by 13.2% in the second half of 2011 compared to the first half of 2011 and by 12.6% in the second half of 2012 compared to the first half of 2012, which had the effect of increasing our sales and therefore gross margin by Won 2,880 billion in 2011 and by Won 3,317 billion in 2012.

Securities and Exchange Commission	3	April 16, 2013

Reduction in fuel costs in the second half of 2012

As for cost of sales, which represents the other half of the equation in computing gross profit, fuel costs comprise the most critical component.

During 2011, fuel costs remained stable throughout the year.

However, during 2012, fuel costs substantially decreased in the second half compared to the first half, largely as a result of a decrease in the unit prices of fuel in international markets. For example, the price of crude oil, on which the prices of two of our fuel types (namely, oil and LNG) are substantially dependent, decreased significantly, resulting in a lower fuel cost to us in the second half of 2012 compared to the first half of 2012. According to Bloomberg, the average price of Dubai crude oil decreased from US$111.20 per barrel in the first half of 2012 to US$106.83 per barrel in the second half of 2012. In addition, the decrease in fuel costs also resulted in part from the appreciation of Won against U.S. dollar in the second half of 2012 since we use primarily the U.S. dollar to purchase a significant amount of our fuel requirements from overseas.

The decrease in fuel costs was also partly attributable to the relatively smaller portion of LNG and oil used (which are more expensive types of fuels compared to nuclear power and coal) for our power generation in the second half of 2012 compared to the first half of 2012, which resulted from maintenance overhaul of our generators using coal and nuclear power during the first half of 2012, leading to a greater use of generators using LNG and oil in the first half of 2012 compared to the second half of 2012.

As a result of the factors relating to sales and cost of sales as noted above, we recorded positive gross profit for each of 2011 and 2012, notwithstanding negative gross profit in the first half of each of these two years.

2.	We note that the English version of your website provides June 30, 2012 half-year financial statements, including a review report from your independent accountant. We also note that the website for your securities regulator, the Financial Supervisory Service, appears to include quarterly financial statements for your company going back for several years. Please provide us with your analysis of each of the three criteria in General Instruction B to Form 6-K to demonstrate to us whether you were required to file interim financial statements on Form 6-K in prior years. Please note that a commitment to file interim financial statements on Form 6-K in the future is not responsive to our request for your analysis of your obligation to have filed interim financial statements in the past.

Response:

In response to the Staff’s comment, we note that, upon further review and consideration of the requirements under Form 6-K, we have come to the conclusion that a more appropriate disclosure practice would have been to furnish on Form 6-K full English translations of all our interim consolidated financial statements either filed with the Financial Supervisory Service (“FSS”) or posted on our Web site, and we undertake in the future to furnish full English translations thereof on Form 6-K as soon as reasonably practicable after such financial statements are filed with the FSS or posted on our Web site.

Securities and Exchange Commission	4	April 16, 2013

We wish to note, however, that in our view our not having furnished in the past English translations of the interim financial statements on Form 6-K has not caused material harm to investors because (i) we did furnish on Form 6-K for the benefit of investors summary financial information of our preliminary interim earnings results as soon as such information became available, and (ii) such information included major line items in the income statement (and starting in the second quarter of 2012, major line items in the balance sheet) that were deemed material for purposes of making an investment decision in our securities. We further note that (i) as a heavily regulated utilities company majority-owned by the Korean government, our business experiences relatively few material changes from period to period, (ii) therefore, most of the material trends in our results of operation, financial condition and cash flows could be determined by reviewing the summary financial information related to our earnings results as well as our annual financial statements filed on Form 20-F, and (iii) while the summary information was in preliminary form without the benefit of completed audit or review by outside auditors, we have made it publicly available only after ascertaining to a high degree of certainty that such information would not materially deviate from the corresponding line items in the full interim financial statements subsequently submitted to the FSS and, to our knowledge, there were no such material deviation.

As for the requested analysis, we understand that (A) the interim financial statements filed with the FSS would fall under prong (i) of the first paragraph of General Instruction B of Form 6-K since we make and are required to make them public pursuant to the law of the jurisdiction of our domicile, and (B) the English translation of the semiannual financial statements posted on our website would fall under prong (iii) of the first paragraph of General Instruction B of Form 6-K since such posting may be deemed as distributing to our security holders. However, we believe that under the second paragraph of General Instruction B of Form 6-K, information falling under the above-mentioned prongs is required to be furnished on Form 6-K only to the extent such information is “material”, and accordingly, we believe that the summary financial information provided a sufficient substitute to the full financial statements in that the former provided, in a significantly more timely manner, the necessary material information contained in the latter, for the reasons discussed in the paragraph above.

However, as noted above, we do acknowledge that furnishing full English translations of the interim consolidated financial statements either filed with the FSS or posted on our Web site would have been a better disclosure practice and undertake in the future to furnish full English translations thereof on Form 6-K as soon as reasonably practicable after such financial statements are filed with the FSS or posted on our Web site.

Securities and Exchange Commission	5	April 16, 2013

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4216 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Park, Kyu-Ho
Name: Park, Kyu-Ho
Title: Chief Financial Officer